EXHIBIT 8.1

May 3, 2007	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Everest Reinsurance Holdings, Inc.	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

477 Martinsville Road

P.O. Box 830

Liberty Corner, New Jersey 07938

Re:	Everest Reinsurance Holdings, Inc.’s 6.6% Fixed to
Floating Rate Long Term Subordinated Notes
(LoTSSM) due 2067

Ladies and Gentlemen:

We have acted as tax counsel to Everest Reinsurance Holdings, Inc. (the “Company”), a Delaware corporation, in connection with its offer to sell 6.6% Fixed to Floating Rate Long Term Subordinated Notes (LoTSSM) due 2067 (the “Notes”), as described in the Prospectus Supplement, dated April 26, 2007 (such prospectus supplement, together with any exhibits thereto, being hereinafter referred to as the “Prospectus Supplement”). Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Underwriting Agreement, dated April 26, 2007, by the Company and Wachovia Capital Markets, LLC and Citigroup Global Markets Inc., as Representatives for the Underwriters named in Schedule I thereto (the “Pricing Agreement”).

In preparing our opinion, we have reviewed the Prospectus Supplement, the Pricing Agreement, the Indenture dated as of November 14, 2002, between the Company and JPMorgan Chase Bank, as trustee, as supplemented by the Third Supplemental Indenture to be dated as of May 3, 2007 (the “Indenture”), between the Company and The Bank of New York Trust, as successor trustee, and related documents, as well as such other documents as we believed necessary for purposes of delivering this opinion. Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (the “Regulations”), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, possibly with retroactive effect.

Subject to the foregoing, it is our opinion that the statements set forth under the caption “Material U.S. Federal Income Tax Consequences” in the Pricing Disclosure Package and the Prospectus Supplement (the “Discussion”), insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law are accurate and complete in all material respects.

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences. The Discussion does not cover the tax consequences applicable to all categories of investors, some of which (such as certain financial institutions, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers and

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Wachovia Global Markets, LLC and

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May 3, 2007

traders in securities or persons holding the notes as part of a hedge, straddle or other integrated transaction) may be subject to special rules.

Our opinion may change if (i) the applicable law materially changes, (ii) any of the facts with respect to the notes as included in the Prospectus Supplement or the Pricing Agreement materially change, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus Supplement or the Pricing Agreement.

Our opinion represents only our legal judgment based on current law and the facts as described above. Our opinion has no binding effect on the Internal Revenue Service or the courts. The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

We consent to the filing of this opinion letter as an exhibit to the Company’s Form 8-K to be filed in connection with the issuance and sale of the Notes, and to the use of our name under the heading “Material U.S. Federal Income Tax Consequences” in the Prospectus Supplement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ MAYER, BROWN, ROWE & MAW LLP